FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PLC

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

July 18, 2003

Dear Shareholder:

      On behalf of the Board of Directors, I am pleased to invite you to the 2003 Annual General Meeting of IONA Technologies PLC. The meeting will be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4, Ireland, on Tuesday September 9, 2003, at 3:00 p.m. (local Irish time). I hope that you will be able to attend the meeting.

      The attached Notice of Annual General Meeting and Proxy Statement set out the business due to be considered at this meeting. Shareholders who are present at the meeting will have the opportunity to ask questions.

      It is important that your views be represented whether or not you are able to attend at the meeting. Please sign and date the enclosed proxy card and promptly return it to us in the enclosed envelope. Completion of this proxy form will not prevent you from attending and voting at the meeting if you ultimately wish to do so.

Yours sincerely,

Kevin Melia
Chairman of the Board

Directors Chris Horn (UK), Sean Baker, Kevin Melia, Ivor Kenny, John Conroy, Francesco Violante (Italy),

James Maikranz (US), William Burgess
Registered Office The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland
Registered Number 171387

IONA TECHNOLOGIES PLC

NOTICE OF ANNUAL GENERAL MEETING

      NOTICE is hereby given that the Annual General Meeting of the Company (the “Meeting”) will be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4, Ireland on Tuesday September 9, 2003, at 3:00 p.m. (local Irish time) for the following purposes:

      1. To receive and consider the consolidated financial statements of the Company for the year ended December 31, 2002 and the Reports of the Directors and the Auditors thereon (Resolution No. 1).

      2. To re-elect the following persons who retire by rotation pursuant to Article 80 of the Articles of Association of the Company and who are recommended by the Board of Directors for re-election:

Dr. Christopher Horn (Resolution No. 2(a)).
Mr. John Conroy (Resolution No. 2(b)).

      3. To elect the following person who has been appointed to the Board of Directors since the last Annual General Meeting pursuant to Article 83 of the Articles of Association of the Company and who is recommended by the Board of Directors for election:

Mr. William Burgess (Resolution No. 3).

      4. To authorize the Audit Committee of the Board Directors to fix the Auditors’ remuneration (Resolution No. 4).

      5. To consider and if thought fit, pass the following resolution as a special resolution of the Company (Resolution No. 5):

“That:-

(a) the Company and/or any subsidiary (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) of the Company be generally authorized to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 11(e) of the Articles of Association of the Company;

(b) the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) held by the Company may be re-issued off-market shall be the price range set out in Article 1l(f) of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business (local Irish time) on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or February 11, 2005 unless previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.”

      6. To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company (Resolution No. 6):

“That the Company’s 1999 Employee Share Purchase Plan (the “Employee Purchase Plan”) be amended to increase the number of the Company’s Ordinary Shares, €0.0025 par value per share, available for issuance pursuant to the Employee Purchase Plan from 1,000,000 Ordinary Shares to 2,000,000 Ordinary Shares.”

      The accompanying proxy statement contains further information with respect to these matters.

BY ORDER OF THE BOARD

Kevin Melia
Chairman of the Board

Date: July 18, 2003

Registered Office:

The IONA Building

Shelbourne Road
Ballsbridge
Dublin 4 Ireland

      IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN ORDER THAT YOUR SHARES MAY BE VOTED. A RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

   Note:

1.	The holders of Ordinary Shares are entitled to attend and vote at the Meeting. A holder of Ordinary Shares may appoint a proxy or proxies to attend, speak and vote in his or her place. A proxy need not be a shareholder of the Company.

2.	A form of proxy is enclosed for the use of shareholders who are unable to attend the Meeting. To be valid, proxies must be lodged with the Company Secretary, care of the Legal Department, at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, or the Company’s Registrar at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before commencement of the Meeting.

3.	Pursuant to Regulation 14 of the Companies Act 1990 (Uncertified Securities) Regulations 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as of 3:00 p.m. on September 5, 2003 shall be entitled to attend or vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time.

2

IONA TECHNOLOGIES PLC

FORM OF PROXY

I/ We (See Note A below)                                                  of                                                                      being a shareholder of the above-named Company, hereby appoint (See Note B below):

(a) the Chairman of the Meeting; or

(b)                                       of

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4, Ireland, on Tuesday September 9, 2003, at 3:00 p.m. (local Irish time) and at any adjournment thereof.

Please indicate with an “x” in the space below how you wish your votes to be cast in respect of each of the resolutions detailed in the notice convening the Meeting. If no specific direction as to voting is given, the proxy will vote or abstain from voting at his discretion.

RESOLUTION		FOR	AGAINST

1.	Receive and Consider Financial Statements

2(a).	Re-election of Dr. Christopher Horn

2(b).	Re-election of Mr. John Conroy

3.	Election of Mr. William Burgess

4.	Authority to fix Auditors’ remuneration

5.	Authority to Purchase Own Shares and Set Re-Issue Price Range for Treasury Shares

6.	Amendment to 1999 Employee Share Purchase Plan to increase number of shares reserved

Dated this                     day of                     , 2003.

Signature or other execution

by the shareholder (See Note C)

Notes: A.	A shareholder must insert his, her or its full name and registered address in type or block letters. In the case of joint accounts, the names of all holders must be stated.

B.	If you desire to appoint a proxy other than the Chairman of the Meeting, please insert his or her name and address and delete the words “the Chairman of the Meeting or”.

C.	The proxy form must:

(i)	in the case of an individual shareholder be signed by the shareholder or his or her attorney; and

(ii)	in the case of a corporate shareholder be given either under its common seal or signed on its behalf by an attorney or by a duly authorized officer of the corporate shareholder.

D.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of shareholders in respect of the joint holding.

E.	To be valid, this proxy form and any power of attorney under which it is signed must reach the Company Secretary at the registered office (The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland), or the Company’s Registrar at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, not less than 48 hours before the commencement of the Meeting.

F.	A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.

G.	The return of a proxy form will not preclude any shareholder from attending the Meeting or from speaking and voting in person should he/she/it wish to do so.

     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or what action you should take you should consult your stockbroker, bank manager, or other independent professional adviser. If you have sold or transferred all your Ordinary Shares in IONA Technologies PLC, please forward this document at once to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser.

IONA TECHNOLOGIES PLC

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

PROXY STATEMENT
ANNUAL GENERAL MEETING

July 18, 2003

      This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of IONA Technologies PLC (the “Company”) of proxies in the form enclosed to be voted at the Company’s Annual General Meeting (the “Meeting”) to be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4, Ireland, on Tuesday September 9, 2003, at 3:00 p.m. (local Irish time), and at any adjournments thereof.

      Holders of record, as of the close of business on June 30, 2003, of our Ordinary Shares, par value €0.0025 per share (the “Ordinary Shares”), are receiving notice of the Meeting and any adjournments thereof. Each Ordinary Share is entitled to one vote.

      JP Morgan Chase Bank, as depositary (the “Depositary”) under the Deposit Agreement dated as of February 24, 1997 among the Company, the Depositary and the holders from time to time of American Depositary Receipts issued thereunder (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Ordinary Shares (the “Deposit Agreement”), has fixed the close of business on June 20, 2003 as the record date for the determination of holders of ADRs entitled to give instructions for the exercise of voting rights, in respect of the Ordinary Shares deposited under the Deposit Agreement, at the Meeting or any adjournment or postponement thereof. Subject to certain limitations set forth in the Deposit Agreement, the Depositary (or more specifically its nominee, Guaranty Nominees Limited) has the right to vote all Ordinary Shares deposited under the Deposit Agreement. The Depositary, however, is required by the Deposit Agreement to vote the Ordinary Shares deposited thereunder in accordance with the instructions of ADR holders and is prohibited from exercising voting discretion in respect of any such Ordinary Shares. See “Voting-Voting of Ordinary Shares Deposited under the Deposit Agreement.”

      Each form of proxy which is properly executed and returned to the Company will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted at the discretion of the Chairman of the Meeting or other person duly appointed as proxy.

      The Company’s financial statements for the fiscal year ended December 31, 2002, and the reports of the Company’s Board of Directors and Ernst & Young, the Company’s auditors, on such financial statements are enclosed herewith. Such financial statements and reports are part of this proxy solicitation. The Company’s financial statements for the fiscal year ended December 31, 2002, have been prepared in accordance with generally accepted accounting principles in Ireland, constitute the Company’s statutory accounts under Irish law and will be annexed to the Company’s annual return to be lodged with the Companies Registration Office, Dublin, Ireland.

      Also enclosed herewith is the Company’s Annual Report for the fiscal year ended December 31, 2002, which includes financial data and information which has been prepared in accordance with generally accepted accounting principles in the United States. The financial information included in this Annual Report does not comprise full accounts within the meaning of Section 19 of the Companies (Amendment) Act, 1986.

      The Company’s mailing address is The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, and its telephone number is 353-1-637-2000.

      Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by delivery of a written notice of such revocation, or a duly executed proxy bearing a later date (provided it is delivered to the Company’s Secretary/ Registrar 48 hours before commencement of the Meeting), to the Company Secretary at the address of the Company set forth above, by appearing at the Meeting and requesting the return of the proxy, or by voting at the Meeting. In accordance with the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s Secretary/ Registrar at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

      Each of the ordinary resolutions proposed at the Meeting will require approval by the holders of a majority of the votes present in person or by proxy and voting thereon and each of the special resolutions proposed at the Meeting will require approval by the holders of seventy-five percent (75%) of the votes present in person or by proxy and voting thereon.

VOTING

     Voting Rights

      Voting at any general meeting of shareholders is by a show of hands unless a poll (i.e., a written vote) is duly demanded. Votes may be given either personally or by proxy. Subject to the Company’s Articles of Association and to any rights or restrictions attaching to any class or classes of shares, on a show of hands each shareholder holding Ordinary Shares present in person or by proxy has one vote, and on a poll each shareholder holding Ordinary Shares shall have one vote for each share of which such shareholder is the holder. Where there is an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting is entitled to a casting vote in addition to any other vote the Chairman may have. A poll may be demanded by (i) the Chairman of the meeting, (ii) at least five shareholders present (in person or by proxy) entitled to vote at the meeting, (iii) any shareholder or shareholders present (in person or by proxy) representing not less than one-tenth of the total voting rights of all the shareholders entitled to vote at the meeting, or (iv) any shareholder or shareholders present (in person or by proxy) holding shares conferring the right to vote at the meeting being shares on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

      A majority of votes cast is required to pass ordinary resolutions. A seventy-five percent (75%) or greater of the votes cast is required to pass special resolutions. A special resolution is required to effect certain actions, for example, to alter the Memorandum or Articles of Association or to change the name of the Company.

     Shareholder Meetings

      Irish law provides for two types of shareholder meetings, the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once every calendar year within nine months of the fiscal year end, provided that no more than fifteen months may elapse between such meetings. Extraordinary general meetings of a company may be convened by the Board of Directors or at the request of shareholders holding not less than one-tenth of such of the paid-up capital as carries the right of voting at general meetings. Unless all shareholders of the Company and the Company’s auditors consent to shorter notice, shareholders must receive at least 21 clear days’ written notice of an annual general meeting and of an extraordinary general meeting convened for the passing of a special resolution and at least 14 clear days’ written notice of other extraordinary general meetings. The Company’s Articles of Association provide that a quorum for a general meeting is three persons entitled to vote at the meeting, each being a shareholder or proxy.

      Under Irish law, the meeting must take place in Ireland, unless all shareholders entitled to attend and vote at the meeting consent in writing to the meeting being held elsewhere or a resolution providing that the meeting be held elsewhere has been passed at the preceding annual general meeting.

     Voting of Ordinary Shares Deposited under the Deposit Agreement

      As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares, the Depositary is required to mail to holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each ADR holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares represented by the ADSs evidenced by such holder’s ADRs, and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of an ADR holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing the Ordinary Shares to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote in accordance with (c) above) the Ordinary Shares represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares deposited under the Deposit Agreement.

     Solicitation Of Proxies

      The cost of preparing, assembling, printing and mailing the Proxy Statement, the Notice of Annual General Meeting of Shareholders and the enclosed form of proxy, as well as the cost of soliciting proxies relating to the Meeting, will be borne by the Company. The Company will request banks, brokers, dealers and voting trustees or other nominees, including the Depositary in the case of the ADRs, to solicit their customers who are owners of shares listed of record and names of nominees, and will reimburse them for reasonable out-of-pocket expenses of such solicitation. The original solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers and other regular employees or agents of the Company.

CERTAIN MATTERS RELATED TO THE COMPANY’S BOARD OF DIRECTORS

      Board Composition. Under Irish company law, the Company must have a minimum of two directors. The Company’s Articles of Association set the maximum number of directors of the Company at fifteen, which number may be changed by a special resolution of the shareholders. The Company’s Articles of Association divide the Company’s Board of Directors into three classes and provide that the members of each class of Directors will serve for staggered three-year terms. The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee, each of which consists of at least two independent directors.

      Audit Committee. The Audit Committee oversees actions taken by our independent auditors, engages our auditors subject to shareholder approval, approves the fees and other compensation to be paid to the auditors, and reviews any internal audits we may perform. The members of the Audit Committee are Mr. John Conroy, Dr. Ivor Kenny and Mr. Kevin Melia. Mr. Kevin Melia serves as chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its Charter and include reviewing our annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews our financial statements prior to our filing them with the Securities and Exchange Commission, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between us and our affiliates at least once each year. The Audit Committee also reviews the performance of our independent accounting firm and reviews the adequacy of the internal financial and accountancy controls.

      Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for our executive directors, executive officers and key employees. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to our Executive Share Option Scheme and our 1997 Share Option Scheme and administration of our 1997 Director Share Option Scheme and 1999 Employee Share Purchase Plan. The members of the Compensation Committee are

Dr. Ivor Kenny, Mr. Kevin Melia and Mr. Francesco Violante. Dr. Ivor Kenny serves as chairman of the Compensation Committee.

      Nominating Committee. The Nominating Committee reviews the structure, size and composition of the Board of Directors and makes recommendations to the Board of Directors with regard to any adjustments deemed necessary. The Nominating Committee is responsible for identifying and nominating candidates for the approval of the Board of Directors to fill Board vacancies as and when they arise. The Nominating Committee reviews potential conflicts of prospective Board members and prospective outside directorships of other companies by our existing Board members and executive officers. No Board Member or executive officer may accept an outside directorship without approval of the Nominating Committee. The Nominating Committee is composed of the Chairman of the Board, who serves as the chairman of the Committee, two non-executive directors, and our Chief Executive Officer, who serves ex officio. The members of the Nominating Committee are Mr. Kevin Melia, Mr. James Maikranz, Mr. John Conroy and Dr. Christopher Horn (ex officio). Mr. Kevin Melia serves as chairman of the Nominating Committee.

PROPOSED RESOLUTIONS

1.	RECEIVE AND CONSIDER THE AUDITORS’ REPORT, DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

      At the Meeting, the consolidated financial statements of the Company for the year ended December 31, 2002 together with the Auditors’ Report and the Directors’ Report thereon will be presented and considered.

      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the proposed resolution to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2002 and the Auditors’ Report and Directors’ Report thereon.

      The Board of Directors recommends that the shareholders vote FOR the resolution to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2002 and the Auditors’ Report and Directors’ Report thereon.

2.	RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

     Nominees

      Dr. Christopher Horn and Mr. John Conroy being Class I Directors, are, pursuant to Article 80(c) of the Company’s Articles of Association, required to retire by rotation as Directors and are eligible for re-election. The Board of Directors recommends their re-election as Class I Directors. If re-elected as Class I Directors they will each hold office until the Company’s year 2006 Annual General Meeting of shareholders unless they resign earlier or are removed from office. The following are short biographical details of these Directors:

      Dr. Christopher J. Horn (age 46) co-founded IONA in March 1991. He was the initial developer of IONA’s Orbix product and served as our President and Chief Executive Officer from our inception until May 2000 and served as our Chairman of the Board from our inception until May 2003. Since May of 2003 Dr. Horn has served as our Chief Executive Officer. Dr. Christopher Horn received his Doctorate in Computer Science from Trinity College, Dublin. He is a board member of CR2 Limited, a provider of banking and card payment solutions, Sepro Telecom International Limited, a billing software company and UNICEF Ireland. Dr. Christopher Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.

      Mr. John Conroy (age 43) has served as a non-executive director since May 2001. Mr. John Conroy has served as Chief Executive Officer and director of Merrion Capital Group Limited, a Dublin-based stock brokerage and corporate finance company, since 1999. Mr. John Conroy also serves as a director for several Merrion Capital Group affiliates, Parima Limited and eircom plc, an Irish communications company. Prior to joining Merrion Capital Group, Mr. John Conroy was Head of Equities for NCB Stockbrokers Limited from 1997 to 1999. Mr. John Conroy is a chartered engineer and holds an M.B.A. from Trinity College, Dublin.

      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect each nominee for Director named above.

      The Board of Directors recommends that the shareholders vote FOR the election of each nominee for Director named above.

3.	ELECTION OF DIRECTOR APPOINTED SINCE LAST ANNUAL GENERAL MEETING

     Nominee

      The Board of Directors recommends the election of Mr. William Burgess as a Class I Director. Mr. William Burgess was appointed by the Board after the last Annual General Meeting of Shareholders, and therefore under the Company’s Articles of Association, his appointment is only effective until this Annual General Meeting unless he is elected at such meeting by the shareholders. If so elected as a Class I Director, Mr. William Burgess will hold office until the Company’s year 2006 Annual General Meeting unless he resigns earlier or is removed from office. The following are short biographical details of this Director:

      Mr. William Burgess (age 57) has served as a non-executive director since January 2003. From 1991 to 2002, Mr. William Burgess served as Managing Director of IBM Ireland, an Irish subsidiary of IBM Corporation. Mr. Burgess joined IBM in 1967 and held a variety of positions in sales, technology and management. Mr. William Burgess also serves as a director of Ulster Bank Limited and Ulster Bank Ireland Limited, wholly-owned subsidiaries of the Royal Bank of Scotland. Mr. William Burgess holds a degree in engineering from Trinity College, Dublin.

      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect the nominee for Director named above.

      The Board of Directors recommends that the shareholders vote FOR the election of the nominee for Director named above.

4.	AUTHORIZATION OF AUDIT COMMITTEE TO FIX AUDITORS’ REMUNERATION

      The remuneration of the auditors Ernst & Young for the fiscal year ending December 31, 2003 shall be fixed by the Audit Committee of the Board of Directors. Ernst & Young has no relationship with the Company or with any affiliate of the Company, except as auditors.

      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the Company’s Audit Committee’s authority to fix the remuneration of the Company’s auditors.

      The Board of Directors recommends that the shareholders vote FOR approval of the Audit Committee’s authority to fix the auditors’ remuneration.

5.	AUTHORITY TO PURCHASE OWN SHARES AND TO SET PRICE RANGE FOR RE-ISSUE OF TREASURY SHARES OFF-MARKET

      At last year’s Annual General Meeting, shareholders authorized the Company to purchase up to ten percent (10%) of the Company’s own shares and to set the price range at which treasury shares may be re-issued off-market. These authorizations will expire on the day of this year’s Annual General Meeting. Resolution 5 will be proposed at the Meeting to renew these authorities for a further 18 months, or until the next Annual General Meeting of shareholders, whichever is earlier.

      The affirmative vote of the holders of seventy-five percent (75%) of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the authority regarding the Company’s authority to purchase of its own shares and the authority to set the price range for the re-issue of treasury shares off-market.

      The Board of Directors recommends that the shareholders vote FOR approval of the authority regarding the Company’s purchase of its own shares and the authority to set the price range for the re-issue of treasury shares off-market.

6.	AMENDMENT TO THE 1999 EMPLOYEE SHARE PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR PURCHASE BY EMPLOYEES

      On June 9, 1999, the Company’s shareholders adopted the Company’s 1999 Employee Share Purchase Plan, as amended (the “Employee Purchase Plan”). The Employee Purchase Plan is designed to encourage and assist employees of the Company and its subsidiaries in acquiring an ownership interest in the Company. Management of the Company believes that the Employee Purchase Plan plays an important role in providing broader participation in equity ownership.

      The Employee Purchase Plan is administered by the Compensation Committee of the Board of Directors. Under the Employee Purchase Plan eligible employees may purchase up to 1,000 Ordinary Shares at a price equal to 85% of the lesser of the market price of the Company’s ADRs as reported on the Nasdaq National Market on the first or last business day of each six month plan period. Payment for the shares is made from deductions from payroll accumulated over the six month plan period. An employee’s rights under the Employee Purchase Plan terminate upon his or her voluntary withdrawal from the plan or upon termination of employment.

      The Employee Purchase Plan originally provided for the issuance of a maximum of 500,000 Ordinary Shares. It was amended by the Board of Directors and by the Company’s shareholders in May 2002 and July 2002, respectively, to increase the number of Ordinary Shares reserved for issuance pursuant to the Employee Purchase Plan from 500,000 shares to 1,000,000 shares, all of which the Company expects will be purchased by employees under the terms of the Employee Purchase Plan within the next year. It is now proposed to approve an additional amendment to increase the number of Ordinary Shares reserved for issuance pursuant to the Employee Purchase Plan from 1,000,000 Ordinary Shares to 2,000,000 Ordinary Shares. The number of Ordinary Shares reserved for issuance under the Employee Purchase Plan is subject to adjustment to reflect stock splits, stock dividends and other changes in the Company’s capitalization.

      The affirmative vote of the holders of the majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the amendment to the Employee Purchase Plan to increase the number of Ordinary Shares issuable thereunder.

      The Board of Directors recommends that the shareholders vote FOR amendment to the Employee Purchase Plan to increase the number of Ordinary Shares available for issuance pursuant to such plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: July 18, 2003	By: /s/ Christopher J. Horn
Christopher J. Horn Chief Executive Officer and Director